Exhibit 99.3

Poniard Pharmaceuticals Reports Second Quarter 2010 Financial Results

- Conference Call Today at 4:30 p.m. Eastern Time –

-Principal Accounting Officer Mike Jackson Named Interim CFO-

SOUTH SAN FRANCISCO, Calif. – August 9, 2010 —Poniard Pharmaceuticals, Inc. (Nasdaq: PARD), a biopharmaceutical company focused on innovative oncology therapies, today reported financial results for the second quarter ended June 30, 2010.

The Company reported a net loss of $6.5 million ($0.14 diluted loss per share on a loss applicable to common shares of $6.6 million) for the quarter ended June 30, 2010.  As of June 30, 2010, cash and investment securities totaled $29.3 million.  Management currently believes that existing cash and investment securities will provide adequate resources to fund the Company’s operations at least through the end of 2010.

“Poniard has focused its resources on optimizing the picoplatin value proposition and realizing this value for our shareholders through a strategic transaction,” said Ronald Martell, chief executive officer of Poniard.  “While we engage in active and ongoing dialogue regarding potential strategic alternatives, we are continuing to maintain picoplatin’s visibility within the medical community, most recently through the presentation of the final data from our Phase 3 SPEAR trial, which showed that picoplatin is an active compound with the potential to address a key unmet medical need in second-line small cell lung cancer.”

The Company also announced today that Michael K. Jackson, the Company’s Principal Accounting Officer and Controller, has been named Interim Chief Financial Officer, replacing Gregory L. Weaver, who served as Chief Financial Officer of the Company and Senior Vice President, Finance.  Mr. Weaver left the Company on August 6, 2010, to pursue other opportunities. Mr. Jackson joined Poniard as Controller in 2003 and has served as Senior Director, Finance of the Company since 2008.  Mr. Jackson is a certified public accountant and received his M.B.A in finance and B.S. in mathematics from Brigham Young University.  The Company also stated that it plans to relocate its corporate headquarters to a smaller facility by September 15, 2010.

Mr. Martell commented, “Greg’s departure and our plan to move our corporate headquarters to a smaller space are part of Poniard’s efforts to focus its resources while maintaining key capabilities and operational flexibility in the long-term and its goal of enabling a strategic transaction.  Mike is intimately familiar with the Company’s operations and finances, and we are pleased that he will provide continuity in the role of CFO.  Greg has been a valued member of the team since joining Poniard in early 2009, and we wish him well in his future endeavors.”

Recent Clinical Developments

•                  Presented Final Phase 3 SPEAR Data at ASCO 2010 Annual Meeting.  In June, investigators presented final data from Poniard’s Phase 3 trial of picoplatin in second-line small cell lung cancer (the SPEAR trial).  The trial evaluated treatment with picoplatin in combination with best supportive care (BSC) as compared to BSC alone. Median overall survival in the intent-to-treat population, the primary endpoint of the study, was 20.6 weeks in the picoplatin arm compared to 19.7 weeks in the BSC alone arm.  The result did not achieve statistical significance. A key factor potentially contributing to this outcome was a statistically significant imbalance in the use of post-study chemotherapy in favor of the BSC alone arm (p-value = 0.012).  Although the primary endpoint was not met, there was a statistically significant difference in favor of the picoplatin arm for progression-free survival and time to progression in the intent-to-treat population, with p-values of 0.0281 and 0.0002, respectively.

•                  Further, in 273 patients who did not receive post-study chemotherapy, there was a statistically significant difference in favor of the picoplatin arm for overall survival (p-value = 0.0345). Picoplatin also demonstrated a statistically significant survival benefit in 294 patients who were refractory to or relapsed within 45 days of first-line platinum-based therapy (p-value=0.0173). Picoplatin has the potential to address a key unmet medical need, as there is currently no FDA-approved treatment for these patients.

•                  The abstract is featured as one of the “Best of ASCO 2010” in San Francisco, Boston and other local settings around the world.

Second Quarter 2010 Unaudited Financial Results

The Company reported a net loss of $6.5 million ($0.14 diluted loss per share on a loss applicable to common shares of $6.6 million) for the quarter ended June 30, 2010, compared with a net loss of $9.7 million ($0.28 diluted loss per share on a loss applicable to common shares of $9.8 million) for the quarter ended June 30, 2009.

Total operating expenses for the quarter ended June 30, 2010 were $6.0 million compared with $9.1 million for the quarter ended June 30, 2009. Total operating expenses for the second quarter of 2010 include share-based compensation expense of $0.5 million related to the Company’s April 2010 reduction in force.

Research and development expenses were $2.1 million for the quarter ended June 30, 2010, compared with $5.3 million for the quarter ended June 30, 2009.

General and administrative expenses were $3.9 million for the quarter ended June 30, 2010, compared with $3.8 million for the quarter ended June 30, 2009.  The increase was primarily attributable to an increase in share-based compensation expense.

Cash and investment securities as of June 30, 2010, were $29.3 million, compared to $43.4 million at December 31, 2009.

Conference Call Details

Poniard’s management team will host a conference call and Webcast today at 4:30 p.m. Eastern Time/1:30 p.m. Pacific Time. To participate in the call by telephone, please dial 866-804-6924 (United States) or 857-350-1670 (International). The passcode for the conference call is 97396633. In addition, the call is being Webcast and can be accessed on the “Events” page of the “News & Events” section of the Company’s Web site at http://www.poniard.com. A replay of the Webcast will be available on the Company’s Web site for 10 days.

About Poniard Pharmaceuticals

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of innovative oncology products. For additional information please visit http://www.poniard.com.

Forward-Looking Statements

This release contains forward-looking statements describing, among other things, the Company’s projected financial position and future operations, the adequacy of its cash resources, the Company’s plan to focus its resources on the continued development of picoplatin, the Company’s assessment of the commercial and therapeutic potential of picoplatin,  the Company’s plan to explore strategic alternatives to support the continued development of picoplatin, and the Company’s goal of optimizing and realizing shareholder value from picoplatin. Actual results and events may differ materially from those indicated in these forward-looking statements based on a number of factors, including risks and uncertainties inherent in the Company’s business, including the Company’s anticipated future operating losses, need for future capital and ability to obtain future funding on favorable terms or at all; the risk that strategic relationships may not be established on a timely basis, on terms that are ultimately favorable to the Company, or at all; the potential safety, efficacy and commercial viability of picoplatin; the risk that the Company’s additional analyses of data from clinical trials of picoplatin may produce negative or inconclusive results, or may be inconsistent with previously announced results or previously conducted trials; the Company’s ability to retain key personnel; competition from third parties; the Company’s ability to preserve and protect its intellectual property rights; the Company’s dependence on third-party manufacturers, suppliers and other contractors; changes in technology, government regulation and general market conditions; the receipt and timing of FDA and other required regulatory approvals, if at all; and the risks and uncertainties described in the Company’s current and periodic reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

For Further Information:

Susan Neath (Investors & Media)

WCG

212-301-7182

sneath@wcgworld.com

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Poniard Pharmaceuticals, Inc.

Condensed Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenues	$—	$—
Operating expenses:
Research and development (Note 1)	2,088	5,311	6,979	13,489
General and administrative (Note 1)	3,888	3,777	8,687	6,787
Restructuring & asset impairment	—	—	1,626	1,056
Total operating expenses	5,976	9,088	17,292	21,332
Loss from operations	(5,976)	(9,088)	(17,292)	(21,332)
Other income (expense), net	(570)	(632)	(1,143)	(1,338)
Net loss	(6,546)	(9,720)	(18,435)	(22,670)
Preferred stock dividends	(48)	(125)	(640)	(250)
Loss applicable to common shares	$(6,594)	$(9,845)	$(19,075)	$(22,920)
Loss per share:
Basic and diluted	$(0.14)	$(0.28)	$(0.42)	$(0.66)
Shares used in calculation of loss per share:
Basic and diluted	47,525	34,712	45,401	34,700

Condensed Consolidated Balance Sheets

(In thousands)

	June 30, 2010	December 31, 2009
	(Unaudited)	(Note 2)
ASSETS:
Cash and investment securities	$29,269	$43,389
Cash - restricted	158	281
Facilities and equipment, net	98	219
Licensed products, net	6,985	7,592
Other assets	772	961
Total assets	$37,282	$52,442
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities	$11,919	$17,127
Long term liabilities	8,310	11,671
Shareholders’ equity	17,053	23,644
Total liabilities and shareholders’ equity	$37,282	$52,442

Note 1:  Patent related legal expenses are included in G&A expenses. The 2009 expenses have been reclassifed above to conform to this presentation,

Note 2:  Derived from audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.